UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of     February 2003
                                          ---------------------

                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

1.   News Release: Dated February 18,2003

2.   Material Change: Dated February 18,2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes         No xxx
                                                      --------    ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: February 18, 2003:          /s/ Rupi Khanuja
                                    ----------------------------------
                                    Rupi Khanuja, Corporate Controller

                                      CREW
                            DEVELOPMENT CORPORATION


February 18, 2003

TRADING SYMBOL:            TORONTO & OSLO: CRU
                           FRANKFURT: KNC, OTC-BB-other: CRWVF

                                  NEWS RELEASE

                 Acquisition of ETC gold mines from Avgold Ltd.

Crew Development Corp. (Crew) is pleased to announce that it has, as part of a consortium, signed a purchase agreement with Avgold Ltd. (Avgold) of South Africa for the purchase of Eastern Transvaal Consolidated (ETC). The consortium consists of Metorex Ltd. (Metorex) 54%, MCI Resources Ltd. (MCI) 26% and Crew 20%. The purchase price is ZAR 300 million (CAD 55/ NOK 251 million) of which ZAR 150 million will be bank financed. Crew will participate with ZAR 30 million (CAD 5.5 million/ NOK 25 million), financed by the pre-arranged sale of 10 million shares in Metorex to a South African institution at ZAR 3.00 per share. The ETC operation consists of three operating gold mines: Sheba, Fairview and Consort. ETC is currently producing approximately 100,000 oz per year at a cash cost of USD 242/oz.

The measured,  indicated and inferred gold resources at ETC currently consist of
1.47 million oz, of which 453,000 oz are inferred resources. The current mine plan is based on the extraction of 1.07 million oz over ten years from 2004. The mine plan average head grade is 10.5 g/t, and cash cost is forecasted by Metorex at USD 240/oz.

The various mines at ETC have been in operation for up to 100 years. At intervals over this period the remaining life of each of the mines has often been forecast as only 6 to 10 years while new ore bodies, resources and reserves have constantly being discovered, as reported by Avgold.

The ETC investment has an equity shareholder payback period of below 3 years without interest and 4 years with interest. At higher gold prices, the project return improves materially. Based on a gold price of USD 335/oz, the NPV of the project at a 10% discount rate is ZAR 469 million before financing and ZAR 322 million including financing.

This acquisition is in full alignment with Crew's strategic focus on gold and precious metals, as well as in line with the company's intentions of entering into projects with existing or near-term cash flow. The acquisition of ETC will provide Crew with a cash flow that will cover a significant share of Crew's current corporate overhead costs. In combination with the forthcoming gold production from the Nalunaq gold mine in Greenland, as well as other projects where Crew is investigating the potential for near term production and cash flow, the acquisition of ETC strengthens Crew's ambition of becoming a growth oriented low-cost gold producer.

                                "Jan A. Vestrum"
                                ----------------
                                President and CEO

--------------------------------------------------------------------------------
    For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------

                                  FORM 53-901F


                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  400 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  February 18, 2003


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on February 18, 2003, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Acquisition of ETC gold mines from Avgold Ltd.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development Corp. (Crew) is pleased to announce that it has, as part of a consortium, signed a purchase agreement with Avgold Ltd. (Avgold) of South Africa for the purchase of Eastern Transvaal Consolidated (ETC). The consortium consists of Metorex Ltd. (Metorex) 54%, MCI Resources Ltd. (MCI) 26% and Crew 20%. The purchase price is ZAR 300 million (CAD 55/ NOK 251 million) of which ZAR 150 million will be bank financed. Crew will participate with ZAR 30 million (CAD 5.5 million/ NOK 25 million), financed by the pre-arranged sale of 10 million shares in Metorex to a South African institution at ZAR 3.00 per share. The ETC operation consists of three operating gold mines: Sheba, Fairview and Consort. ETC is currently producing approximately 100,000 oz per year at a cash cost of USD 242/oz.

The measured,  indicated and inferred gold resources at ETC currently consist of
1.47 million oz, of which 453,000 oz are inferred resources. The current mine plan is based on the extraction of 1.07 million oz over ten years from 2004. The mine plan average head grade is 10.5 g/t, and cash cost is forecasted by Metorex at USD 240/oz.

The various mines at ETC have been in operation for up to 100 years. At intervals over this period the remaining life of each of the mines has often been forecast as only 6 to 10 years while new ore bodies, resources and reserves have constantly being discovered, as reported by Avgold.

The ETC investment has an equity shareholder payback period of below 3 years without interest and 4 years with interest. At higher gold prices, the project return improves materially. Based on a gold price of USD 335/oz, the NPV of the project at a 10% discount rate is ZAR 469 million before financing and ZAR 322 million including financing.

This acquisition is in full alignment with Crew's strategic focus on gold and precious metals, as well as in line with the company's intentions of entering into projects with existing or near-term cash flow. The acquisition of ETC will provide Crew with a cash flow that will cover a significant share of Crew's current corporate overhead costs. In combination with the forthcoming gold production from the Nalunaq gold mine in Greenland, as well as other projects where Crew is investigating the potential for near term production and cash flow, the acquisition of ETC strengthens Crew's ambition of becoming a growth oriented low-cost gold producer.



ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.


ITEM 7.  OMITTED INFORMATION

Not applicable.


ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of February, 2003

Per:  Jan A. Vestrum, President & CEO